CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED DECEMBER 31, 2006

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These financial statements have not been reviewed by Company's auditors

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	December 31	June 30
	2006	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$19,044,092	$5,462,647
Amounts receivable and prepaids	986,619	697,391
Balances receivable from related parties (note 5)	–	91,049
	20,030,711	6,251,087

Buildings and equipment (note 3)	924,115	302,281
Mineral property interests	8,963,127	8,963,127

	$29,917,953	$15,516,495

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$771,235	$684,472
Balances payable to related parties (note 5)	93,056	–
	864,291	684,472

Shareholders' equity
Share capital (note 4)	95,844,021	77,082,934
Warrants (note 4(f))	2,456,000	–
Contributed surplus	1,993,693	1,578,428
Deficit	(71,240,052)	(63,829,339)
	29,053,662	14,832,023
Continuing operations (note 1)
Contingencies (note 6)
Subsequent event (note 7)

	$29,917,953	$15,516,495

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ J.R.H. (Dick) Whittington	/s/ Jeffrey Mason

JRH (Dick) Whittington	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
	2006	2005	2006	2005
Expenses (income)
Exploration (see schedule of exploration expenses)	$1,829,219	$1,774,423	$4,560,348	$4,217,342
Foreign exchange loss (gain)	220,486	7,500	218,870	(593,600)
Interest income	(54,610)	(71,048)	(89,571)	(151,084)
Interest expense	5,077	–	5,090	–
Legal, audit and accounting	527,374	195,225	816,807	321,075
Office and administration	487,974	415,517	971,337	913,433
Shareholder communication	111,136	526,947	169,490	553,622
Stock-based compensation - exploration (note 4(c))	205,443	3,984	183,682	145,348
Stock-based compensation - office and administration (note 4(c))	259,108	7,724	231,583	349,359
Travel and conferences	234,204	164,606	343,077	220,975

Loss for the period	3,825,411	3,024,878	7,410,713	5,976,470

Deficit, beginning of period	67,414,641	54,323,918	63,829,339	51,372,326

Deficit, end of period	$71,240,052	$57,348,796	$71,240,052	$57,348,796

Basic and diluted loss per share	$0.03	$0.03	$0.07	$0.06

Weighted average number of common shares outstanding	119,776,135	99,361,690	112,799,233	99,650,308

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
	2006	2005	2006	2005

Operating activities
Loss for the period	$(3,825,411)	$(3,024,878)	$(7,410,713)	$(5,976,470)
Items not involving cash
Amortization included in exploration expenses	69,957	31,685	141,962	64,696
Stock-based compensation	464,551	11,708	415,265	494,707
Unrealized foreign exchange loss (gain)	278,175	19,095	333,732	(568,773)
Changes in non-cash working capital
Amounts receivable and prepaids	239,803	(182,446)	(289,228)	(11,504)
Accounts payable and accrued liabilities	(125,462)	(92,512)	86,763	(146,571)
Cash used in operating activities	(2,898,387)	(3,237,348)	(6,722,219)	(6,143,915)

Investing activities
Purchase of equipment	(126,824)	6,521	(763,796)	(10,936)
Cash used in investing activities	(126,824)	6,521	(763,796)	(10,936)

Financing activities
Balances received from (paid to) related parties (net)	309,011	(375,906)	184,105	(573,863)
Common shares and warrants issued for cash, net of issue costs	21,217,087	2,301,418	21,217,087	2,334,117
Cash provided by financing activities	21,526,098	1,925,512	21,401,192	1,760,254

Foreign exchange loss (gain) on cash held in foreign currrency	(278,175)	(19,095)	(333,732)	568,773
Increase (decrease) in cash and equivalents	18,222,712	(1,324,410)	13,581,445	(3,825,824)
Cash and equivalents, beginning of period	821,380	11,460,786	5,462,647	13,962,200

Cash and equivalents, end of period	$19,044,092	$10,136,376	$19,044,092	$10,136,376

Supplemental cash flow information
Income taxes paid	$–	$–	$–	$–
Interest paid	5,077	–	5,090	–
Interest received	54,610	71,048	89,571	151,084

Non-cash financing items
Warrants issued pursuant to offering (note 4(f))	$2,456,000	$–	$2,456,000	$–

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended December 31		Six months ended December 31
Campo Morado Property	2006	2005	2006	2005
Exploration expenses incurred during the period
Assays and analysis	$20,403	$38,227	$67,513	$119,501
Amortization	69,957	31,685	141,962	64,696
Drilling	191,216	640,788	1,053,374	1,532,395
Engineering	742,852	598,517	1,565,691	1,328,550
Geological	343,460	225,544	686,414	489,310
Site activities	404,365	196,213	936,698	600,544
Transportation	56,966	43,449	108,696	82,346
Subtotal	1,829,219	1,774,423	4,560,348	4,217,342
Non-cash stock-based compensation (note 4(c))	205,443	3,984	183,682	145,348
Exploration expenses, including stock-based
compensation, incurred during the period	2,034,662	1,778,407	4,744,030	4,362,690
Cumulative exploration expenses, beginning of period	49,312,067	39,823,699	46,602,699	37,239,416
Cumulative exploration expenses, end of period	$51,346,729	$41,602,106	$51,346,729	$41,602,106

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$1,829,219	$1,774,423	$50,071,820	$40,752,084
Cumulative non-cash stock-based compensation	205,443	3,984	1,274,909	850,022
	$2,034,662	$1,778,407	$51,346,729	$41,602,106

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	CONTINUING OPERATIONS

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements.

Operating results for the six month period ended December 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2007.

In connection with the filing of its consolidated financial statements on September 28, 2006 with the Canadian regulatory authorities, the Company disclosed in such consolidated financial statements uncertainty about its ability to continue as a going concern. Due to certain equity financings subsequent to September 28, 2006 (notes 4(e) and (f)), the Company has removed such disclosure from these consolidated financial statements.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

3.	BUILDINGS AND EQUIPMENT

		Accumulated
December 31, 2006	Cost	amortization	Net book value
Buildings	$542,859	$401,472	$141,387
Exploration equipment	1,006,488	418,553	587,935
Furniture and office equipment	145,882	86,068	59,814
Vehicles	273,867	138,888	134,979
	$1,969,096	$1,044,981	$924,115

		Accumulated
June 30, 2006	Cost	amortization	Net book value
Buildings	$430,779	$385,806	$44,973
Exploration equipment	469,023	321,783	147,240
Furniture and office equipment	131,619	78,027	53,592
Vehicles	173,878	117,402	56,476
	$1,205,299	$903,018	$302,281

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

	Number	Amount
	of Shares
Balance, June 30, 2006	105,822,331	$77,082,934
Private placements, November 2006, net of issue costs (note 4(e))	18,750,000	6,298,184
Prospectus financing, December 2006, net of issue costs (note 4(f))	40,000,000	12,462,903
Balance, December 31, 2006	164,572,331	$95,844,021

(c)	Share purchase option compensation plan

The continuity of the number of share purchase options for the period ended December 31, 2006 is as follows:

	Exercise	June 30			Expired or	December 31
Expiry date	price	2006	Granted	Exercised	cancelled	2006
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	220,000	–	–	(15,000)	205,000
June 22, 2007	Cdn$0.74	260,000	–	–	(10,000)	250,000
September 28, 2007	Cdn$0.58	2,130,000	–	–	–	2,130,000
December 14, 2007	Cdn$0.52	15,000	–	–	–	15,000
February 29, 2008	Cdn$0.74	215,000	–	–	(25,000)	190,000
March 31, 2009	Cdn$0.80	1,051,500	–	–	(40,000)	1,011,500
March 31, 2009	Cdn$0.89	40,000	–	–	–	40,000
March 31, 2011	Cdn$1.00	2,450,000	–	–	–	2,450,000
		6,431,500	–	–	(90,000)	6,341,500

Weighted average exercise price		Cdn$ 0.79	Cdn$ –	Cdn$ –	Cdn$ 0.74	Cdn$ 0.79

At December 31, 2006, there were 4,153,251 options exercisable, with a weighted average exercise price of Cdn$0.71.

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three and six months ended December 31, 2006 and 2005 have been reflected in the statement of operations as follows:

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Six months ended
	December 31		December 31
	2006	2005	2006	2005
Exploration
Engineering	$133,052	–	$122,991	$69,699
Environmental, socioeconomic and land	2,148	–	1,728	–
Geological	70,243	3,984	58,963	75,649
Exploration	205,443	3,984	183,682	145,348
Operations and administration	259,108	7,724	231,583	349,359
Total compensation cost recognized in
operations, credited to contributed
surplus	$464,551	$11,708	$415,265	$494,707

The assumptions used to estimate the fair value of options granted during the periods were:

	Three months ended		Six months ended
	December 31		December 31
	2006	2005	2006	2005
Risk free interest rate	4%	3%	4%	3%
Expected life	3.23 years	1.95 years	3.23 years	2.02 years
Expected vesting terms	0 – 12 months	0 – 12 months	0 – 12 months	0 – 12 months
Expected volatility	69%	73%	69%	84%
Expected dividends	nil	nil	nil	nil

(d)	Share purchase warrants

The continuity of the number of share purchase warrants (each exercisable into one common share) for the period ended December 31, 2006 is:

	Exercise	June 30				December 31
Expiry date	price	2006	Granted	Exercised	Expired	2006
December 17, 2006	Cdn$1.02	28,571,877	–	–	(28,571,877)	–
November 17, 2008	Cdn$0.60	–	18,750,000	–	–	18,750,000
December 21, 2008
(note 4(f))	Cdn$0.50	–	9,600,000	–	–	9,600,000
December 21, 2008
(note 4(f))	Cdn$0.70	–	19,999,998	–	–	19,999,998
		28,571,877	48,349,998	–	(28,571,877)	48,349,998
Weighted average price		Cdn$ 0.79	Cdn$ 0.62	Cdn$ –	Cdn$ 1.02	Cdn$ 0.62

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(e)	Private placement financing, November 2006

In November 2006, the Company completed a private placement financing of 18,750,000 units at Cdn$0.40 per unit for gross proceeds of approximately $6,675,000. Each unit comprised one common share and one common share purchase warrant, exercisable into one additional common share at an exercise price of Cdn$0.60 until November 17, 2008. The Company incurred share issue costs of approximately $380,000 for net proceeds of approximately $6,300,000.

(f)	Subscription receipts, December 2006

On December 21, 2006, the Company completed an equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of Cdn$80 million. Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 for 24 months subject to acceleration under certain conditions.

One quarter of the gross proceeds (Cdn$20 million) plus one-half of the agents’ commission (Cdn$2.4 million) and all of the agents’ expenses were released to the Company and the agents respectively, with those subscription receipts equal in value to the gross amount released automatically converting into 40 million common shares and 20 million warrants. The agents also received 9.6 million compensation options (“warrants”), of which 4.8 million warrants are held in escrow. Each warrant is exercisable into one common share in Farallon at an exercise price of Cdn$0.50 until December 21, 2008. The warrants have been recorded at an estimated fair value of $2,456,000 (using expected volatility of 68%, risk free interest rate of 4%, dividends of nil, an exercise price of Cdn$0.63 and expected remaining life of approximately 2 years).

The balance of the gross proceeds of approximately Cdn$60 million, are to be held in escrow pending satisfaction of certain release conditions, which include principally the signing of revolving credit for variable credit requirements and working capital, and a non-revolving component for equipment purchases and project work.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	December 31	June 30
Balances receivable (payable)	2006	2006
Hunter Dickinson Inc. and subsidiaries	$(93,056)	$91,049

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Six months ended
	December 31		December 31
Transactions	2006	2005	2006	2005
Services rendered and expenses
reimbursed
Hunter Dickinson Inc. and subsidiaries	$1,187,276	$1,639,767	$2,371,069	$1,727,932
Hunter Dickinson Group Inc.	–	2,750	–	5,408
CEC Engineering Ltd.	5,964	–	5,964	–
Administration cost recovery
Hunter Dickinson Inc.	26,286	25,572	53,043	50,548

6.	CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001. An appeal of the Nevada ruling was denied by the Nevada Supreme Court in its entirety in November 2005. The decision by the Nevada Supreme Court is final and conclusive.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

On September 7, 2004, the Company was notified of a new lawsuit by one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the

FARALLON RESOURCES LTD.
Notes to Consolidated Financial Statements
Three and six months ended December 31, 2006
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary.

In January 2007, Farallon’s legal representatives advised the Company that, as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds whatsoever for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligate the Company to expenditures aggregating up to approximately $900,000 for services to be rendered. In December 2006, the Company paid $300,000 for these services, which amount has been reflected in the statement of operations.

7.	SUBSEQUENT EVENTS

Subsequent to December 31, 2006,

a)	The Company entered into an agreement to source and acquire a fully-autogenous grinding mill for delivery to the Company’s Campo Morado property in early 2008.

b)	A further 2,292,000 subscription receipts were converted into 1,146,000 common shares and 573,002 share purchase warrants (note 4(f)).